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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 23)*

                               BIOVAIL CORPORATION
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                                (Name of Issuer)


                           COMMON STOCK, NO PAR VALUE
          ------------------------------------------------------------
                         (Title of Class of Securities)


                                    09067K106
          ------------------------------------------------------------
                                 (CUSIP Number)

                                  EUGENE MELNYK
                               BIOVAIL CORPORATION
                              7150 MISSISSAUGA ROAD
                          MISSISSAUGA, ONTARIO L5N 8M5
                                     CANADA
                                 (905) 286-3000
          ------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                December 22, 2006
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  INTRODUCTION

         This Amendment No. 23 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on March 30, 1994, as amended by Amendment No. 1 thereto filed with the SEC on April 11, 1995, Amendment No. 2 thereto filed with the SEC on September 25, 1996, Amendment No. 3 thereto filed with the SEC on March 11, 1997, Amendment No. 4 thereto filed with the SEC on May 6, 1997, Amendment No. 5 thereto filed with the SEC on January 13, 1998, Amendment No. 6 thereto filed with the SEC on March 26, 1998, Amendment No. 7 thereto filed with the SEC on September 28, 2001, Amendment No. 8 thereto filed with the SEC on January 15, 2002, Amendment No. 9 thereto relating to the event date of February 1, 2002, Amendment No. 10 thereto relating to the event date of May 8, 2002, Amendment No. 11 thereto relating to the event date of November 28, 2002, Amendment No. 12 thereto relating to the event date of August 6, 2003, Amendment No. 13 thereto relating to the event date of November 7, 2003, Amendment No. 14 thereto relating to the event date of December 9, 2003, Amendment No. 15 thereto relating to the event date of January 14, 2004, Amendment No. 16 thereto relating to the event date of March 19, 2004, Amendment No. 17 thereto relating to the event date of August 12, 2004, Amendment No. 18 thereto relating to the event date of August 26, 2004, Amendment No. 19 thereto relating to the event date of March 15, 2005, Amendment No. 20 thereto relating to the event date of April 30, 2006 Amendment No. 21 relating to the event date June 28, 2006 and Amendment No. 22 relating to the event date of August 17, 2006 (as so amended, the "Schedule 13D"), with respect to the common stock, no par value(the "Common Stock"), of Biovail Corporation (the "Company"). Except as amended by this Amendment No. 23, the Schedule 13D, as heretofore filed with the SEC, shall remain in full force and effect.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

         (a) As of January 16, 2007, Mr. Melnyk beneficially owned 20,287,696 shares of Common Stock (consisting of 17,860,000 shares owned by EM Holdings BV, a Netherlands company that is wholly owned by Mr. Melnyk ("EM Holdings"), 95,100 shares held by the Eugene Melnyk Registered Retirement Savings Plan, 190,496 shares owned by Laura Melnyk (Mr. Melnyk's wife), 1,940,300 shares that are subject to options granted pursuant to incentive plans of the Company exercisable within 60 days held by Mr. Melnyk, and call options on 201,800 shares exercisable within 60 days), which constitute in the aggregate 12.7% of the shares of Common Stock outstanding. In addition, Mr. Melnyk owns options granted pursuant to incentive plans of the Company to purchase 187,500 shares of Common Stock, none of which are exercisable within 60 days of the date of this amendment.

         Except as described in the preceding paragraph, Mr. Melnyk does not beneficially own any shares of Common Stock.

         Item 5(c) of the Schedule 13D is hereby amended by inserting the following sentence at the end thereof:

         Except as described in Item 5(d) of this Amendment No. 23, Mr. Melnyk did not effect any transactions in the Common Stock during the past 60 days.



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         Item 5(d) of the Schedule 13D is hereby amended by inserting the following paragraph after the last paragraph thereof:

         On December 22, 2006, an existing credit agreement between Mr. Melnyk and the Bank of Nova Scotia (the "Bank") was amended and restated and increased to US$100 million from US$76 million (the "Revolving Facility"). In amending and restating the credit agreement, two other lines of credit with the Bank aggregating US$17 million were consolidated into the Revolving Facility and partially repaid. At the same time, a US$15 million credit facility between EM Holdings and RBC Dominion Securities Inc. ("RBC") was fully repaid from an advance made under the Revolving Facility.

         Also on December 22, 2006, a personal guarantee (the "Guarantee") made by Mr. Melnyk in favor of the Bank in the amount of C$10 million in connection with a credit facility for a company (unrelated to the Company) controlled by Mr. Melnyk was extinguished as a result of a refinancing completed by the unrelated company.

         In connection with the Revolving Facility, Mr. Melnyk and EM Holdings BV have previously entered into pledge agreements pursuant to which an aggregate of 17,860,000 shares of the Common Stock (which includes the shares pledged previously under the Revolving Facility, the credit facility with RBC and the Guarantee) is currently pledged to the Bank as collateral security for advances made by the Bank under the Revolving Facility.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF
         THE ISSUER.

         Item 6 of the Schedule 13D is hereby amended by inserting the following sentence at the end thereof:

         Item 5(d) of this Amendment No. 23 is incorporated by reference into this Item 6.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2007


                                           /s/ Eugene Melnyk
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                                           Eugene Melnyk



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